Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Result of AGM
Released	14:33 29-Nov-06

RNS Number:9270M
Wolseley PLC
29 November 2006

ANNUAL GENERAL MEETING: RESOLUTIONS

Wolseley plc is pleased to announce that at its AGM held earlier today, all resolutions were passed on a show of hands.

A breakdown of proxy votes lodged prior to the AGM is set out below.

RESOLUTION	IN FAVOUR		DISCRETIONARY		AGAINST		WITHHELD
	VOTES	%*	VOTES	%*	VOTES		VOTES

1	446,285,993	99.66	1,096,113	0.24	445,831	0.10	33,057,891
2	411,635,128	90.95	2,522,734	0.56	38,442,924	8.49	28,285,042
3	478,478,964	99.50	2,385,468	0.50	2,630	0.00	18,766
4	478,317,370	99.47	2,418,774	0.50	134,432	0.03	15,252
5	476,148,058	99.02	2,417,923	0.50	2,298,152	0.48	21,695
6	476,506,695	99.09	1,168,804	0.24	3,193,882	0.67	16,447
7	476,204,676	99.03	2,349,502	0.49	2,291,320	0.48	40,330
8	466,500,428	97.17	2,351,796	0.49	11,242,927	2.34	790,677
9	472,779,513	98.32	2,458,522	0.51	5,641,574	1.17	6,219
10	473,112,381	98.39	2,425,126	0.50	5,324,737	1.11	23,584
11	468,268,512	98.81	2,395,609	0.50	3,260,629	0.69	6,961,078
12	478,349,985	99.48	2,424,400	0.50	74,096	0.02	37,347
13	467,275,292	98.13	2,470,527	0.52	6,438,665	1.35	4,701,344

* percentage of Votes cast excludes Withheld votes

Total number of votes cast by proxy: 480,885,828

As at the close of business on 28 November 2006, the issued share capital was 657,373,383 ordinary shares.

Copies of all the Resolutions approved at the Annual General Meeting have been submitted for publication through the Document Viewing Facility of the UK Listing Authority and will shortly be available for inspection at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For further information please contact:

Mark J White
Group Company Secretary and Counsel
0118 929 8700

- ENDS -

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